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[LOGO]                                        Kirkpatrick & Lockhart
                                              Preston Gates Ellis LLP
                                              1601 K Street NW
                                              Washington, DC 20006-1600

                                              T 202.778.9000     www.klgates.com

                                                       Diane E. Ambler
                                                       202.778.9886
                                                       Fax:  202.778.9100
                                                       diane.ambler@klgates.com
April 15, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re:  Metropolitan Life Insurance Company of Connecticut
        Form S-1 Registration Statement
        File No. 033-33691

Dear Sir or Madam:

      On April 7, 2011 MetLife Insurance Company of Connecticut ("MICC") filed on EDGAR Post-Effective Amendment No. 25 (the "Amendment") on Form S-1 to the above-referenced Registration Statement under the Securities Act of 1933 with respect to the T-Mark, group and individual modified guaranteed annuity contracts issued by MICC that have a market value adjustment feature.

      MICC requests, pursuant to Section 8(c) of the 1933 Act, that the Commission declare the Amendment effective April 28, 2011 or as soon thereafter as practicable.

      Please contact Andras P. Teleki at (202) 778-9477 or the undersigned at
(202) 778-9886 with any questions or comments.

                                                             Sincerely,

                                                             /s/ Diane E. Ambler

                                                             Diane E. Ambler

cc  Alison White, SEC